SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*

                   EDGE TECHNOLOGY GROUP, INC.
                        (Name of Issuer)
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             Common Stock, par value $.01 per share
                 (Title of Class of Securities)
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                           928430 10 7
                         (CUSIP Number)
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                      Benjamin R. N. Warner
                          Lister House
                          35 The Parade
                   St. Helier, Jersey  JE2 3QQ
                       011-44-1534-505-800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)
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                        October 23, 2000
              (Date of Event Which Requires Filing
                       of this Statement)
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     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NUMBER 928430 10 7     13D/A                         Page 2

(1)  Name of Reporting Persons.                Global Technology
                                              Value Partners Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        OO

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization

     Number of Shares         (7) Sole Voting           6,869,854
                                   Power
        Beneficially
                              (8)  Shared Voting                0
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive     6,869,854
                                   Power
           with:
                              (10)  Shared Dispositive          0
                                   Power

(11) Aggregate Amount Beneficially Owned                6,869,854
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        42.8%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO
 .
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CUSIP NUMBER 928430 10 7     13D/A                         Page 3


ITEM 1.   Security and Issuer.

     This statement relates to the ownership of common stock, $.01 par value (the "Common Stock"), of Edge Technology Group, Inc., a Delaware corporation formerly known as Visual Edge Systems, Inc. The principal executive offices of the Issuer are located at 901 Yamato Road, Suite 175, Boca Raton, Florida 33431.

ITEM 2.   Identity and Background.

     This statement is being filed by Global Technology Value Partners Limited ("Global "). Global is a British Virgin Islands company and its principal address, which also serves as its principal office, is Lister House, 35 The Parade, St. Helier, Jersey JE2 3QQ. The principal business of Global is the purchase, sale, exchange, acquisition and holding of investment securities.

     Benjamin R. N. Warner is a director of Global and a director of the Corporate Secretary, Europlan Secretarial Services
Limited. Mr. Warner's principal occupation is that of accountant. His business address is Lister House, 35 The Parade,
St. Helier, Jersey JE2 3QQ, Channel Islands. Mr. Warner is a citizen of Great Britain.

     Whitestone Ltd is a director of Global. Whitestone Ltd's principal business is that of Corporate Director. The Company's business address is Akara Bldg., 24 De Castro Street, Wickham's Cay I, Road Town, Tortola, British Virgin Islands. Whitestone Ltd is registered in the British Virgin Islands.

     Europlan Secretarial Services Limited is the Corporate Secretary of Global. Europlan Secreterial Services Limited's principal business is that of Corporate Secretary. The Company's business address is Lister House, 35 The Parade, St. Heiler, Jersey, Channel Islands, Jersey JE2 3QQ. Europlan Secreterial Services Limited is registered in Jersey, Channel Islands.

     Neither Global nor, to its knowledge, any of the persons identified above have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Global acquired the shares of Common Stock from Infinity Investors Limited pursuant to a letter agreement dated as of October 23, 2000 (the "Letter Agreement"). The aggregate purchase price for the shares of Common Stock acquired thereunder was $5,500,000, or approximately $0.80 per share, payable on or before June 30, 2001. The obligation to pay the purchase price is with full recourse but without interest. Global's obligation to pay the purchase price is secured by a pledge of the shares of Common Stock granted pursuant a Pledge Agreement, dated as of October 23, 2000, between Infinity Investors Limited and Global.

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CUSIP NUMBER 928430 10 7     13D/A                         Page 4


     The foregoing response is qualified in its entirety by reference to the Letter Agreement, the Pledge Agreement, and the related Transfer Agent Agreement, copies of which are filed as Exhibits 99.1, 99.2, and 99.3, respectively, and incorporated into this response by reference.

ITEM      4.   Purpose of Transaction.

     The shares of Common Stock acquired by Global were acquired for investment. Depending upon market conditions and other factors that it deems material to an investment decision, Global may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock it now beneficially owns or may hereafter acquire. Except as set forth in this Item 4, Global does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

     Global beneficially owns 6,869,854 shares or 42.8%, of the Common Stock of the Company. Global possesses sole voting and dispositive power with respect to 6,869,854 shares of Common Stock. Except as set forth in Item 3 above, no transactions in the Common Stock were effected by Global during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     The response to Item 3 is incorporated herein by reference.

ITEM 7.   Material to be Filed as Exhibits.

EXHIBIT NO.    TITLE OF EXHIBIT
-----------    ----------------

99.1           Letter Agreement, dated as of
               October 23, 2000, among Global Technology Value
               Partners Limited, Infinity Investors Limited, and
               Edge Technology Group, Inc. (Filed herewith)

99.2           Pledge Agreement, dated as of
               October 23, 2000, between Global Technology Value
               Partners Limited and Infinity Investors Limited.
               (Filed herewith)

99.3           Transfer Agent Agreement, dated as of
               October 23, 2000, among Global Technology Value
               Partners Limited, Infinity Investors Limited, and
               Edge Technology Group, Inc. (Filed herewith)

                    (Signature Page Follows)

CUSIP NUMBER 928430 10 7     13D/A                         Page 5


     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  November 1, 2000

                         GLOBAL TECHNOLOGY VALUE PARTNERS LIMITED


                         By: /s/ Benjamin R. N. Warner
                            -------------------------------------
                              Benjamin R. N. Warner, Director